12100 NE 16 Ave
Suite 210
Miami, Florida 33161

March 3, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Jennifer O’Brien

RE:	TOT Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Forms 10-Q for the Fiscal Quarters Ended June 30, 2009, September 30, 2009 and December 31, 2009
Filed August 14, 2009, November 16, 2009 and February 16, 2010
File No. 000-51108

Dear Ms. O’Brien:

This letter will serve as confirmation of receipt of the comment letter of the Staff of the Securities and Exchange Commission dated February 26, 2010.  We hereby request an extension of the time within which to file our response to said comment letter until March 31, 2010. The Company will be most appreciative if you could accommodate this request given our limited resources and the time it will take to amend the referenced filings.

We are sending this transmittal via EDGAR as a confidential correspondence until such time as the Commission Staff has completed its review process at which time we understand that this correspondence will be publicly available through the EDGAR system.

Kindly direct any inquiries relating to this request to our legal counsel, Neil S. Belloff, Esq. (phone and fax no. (845) 208-3672). Your courtesy and cooperation are again appreciated.

Sincerely,

/s/ Jonathan New

Jonathan New
Chief Financial Officer